Avricore Health Inc. Advisory Board Welcomes Mark Zhou

Pharmacy practice specialist and McKesson representative brings talent and expertise to Avricore’s strategic development and client education team

Vancouver, March 18, 2019 (GLOBE NEWSWIRE) -- Avricore Health Inc. (TSXV: AVCR) (“Avricore Health”) is very pleased to announce that Mark Zhou will join the company’s Advisory Board and support strategic operations and government affairs.

As the Western Canadian Pharmacy Services Manager for McKesson, Mark works with over 300 independent pharmacies under Guardian, IDA and Remedy’s banner and assists them with pharmacy operations and pharmacy services. Core to this work is identifying solutions to pharmacy practice problems with frontline pharmacy teams and working to identify new opportunities for professional services.

“We are really honoured to have Mark join us.” Said Avricore Health CEO, Bob Rai. “He brings not only a tremendous amount of experience, he brings a voice of a new generation of our industry and I think that speaks to the core of our mission.”

In addition to his role with McKesson, Mark has spent several years as a pharmacist and pharmacy owner, first with Shoppers Drug Mart and then as an independent pharmacy owner in Vancouver.

“I can work with pharmacies on best practices because I have been in their shoes” Said Mark. “By working together, we make each other better for our customers and I strongly believe Avricore’s innovations will support our industry in this objective.”

Mark’s commitment to the industry extends to community and industry advocacy. An example of this was serving as the Pharmacy Director for the flu shot campaign igotshot.ca where health professionals used innovative marketing and communication techniques to promote flu vaccination in the hopes of creating healthier communities.

University of British Columbia has had Mark as a Pharmacy Facilitator and Lecturer in previous years, where he lectured students on pharmacy practice skills and evaluating students’ work.

He has also travelled with an Interprofessional healthcare team providing medical aid in Dominican Republic, served on the BC College of Pharmacy Application Committee and as President of the Chain Drug Association of BC. On top of this, he is an active member of the Rotary Club of Vancouver.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology,products, services and information to monitor and optimize health. www.avricorehealth.com

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada                             www.AvricoreHealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to, “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the integration of Molecular You’s service offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; the emergence of pharmacist managed health initiatives and the potentially lucrative opportunities in connection therewith; the opportunity for pharmacists to play a key role in helping patients achieve nutritional and dietary objectives; and the anticipated benefits of the HealthTab/Molecular You combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Bob Rai, Director and CEO 604-247-2639

info@avricorehealth.com

www.avricorehealth.com

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada                             www.AvricoreHealth.com